Exhibit 99.1 Description of the Merger

Effective at 12:01 a.m. on August 31, 2016 (the "Effective Time") and pursuant to Section 253 of the Delaware General Corporation Law (the "DGCL"), American Independence Corp. (the "Issuer") merged with and into AMIC Holdings, Inc. ("Acquisition Co."), with Acquisition Co. surviving the Merger (the "Surviving Corporation"). Other than shares of the Issuer's common stock owned by Acquisition Co., shares of the Issuer's treasury stock and shares of the Issuer's common stock owned by stockholders of the Issuer who properly exercised statutory appraisal rights under Section 262 of the DGCL, each issued and outstanding share of common stock of the Issuer was converted into the right to be paid $24.74 in cash by Acquisition Co. upon the surrender of such share. Each share of the Issuer's treasury stock and each share of the Issuer's common stock owned by Acquisition Co. was cancelled without any conversion thereof or distribution of consideration delivered in exchange therefor.

Immediately prior to the Merger, Independence Holding Company (the "Reporting Person") owned 37.7% of the common stock of Acquisition Co. and Madison Investors Corporation ("Madison"), an indirect wholly-owned subsidiary of the Reporting Person, owned 62.3% of the common stock of Acquisition Co. As result of the Merger, the Reporting Person and Madison own all the capital stock of the Surviving Corporation.